FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-37889

TOP SHIPS INC.

(Translation of registrant's name into English)

1 Vas. Sofias & Meg.

Alexandrou Street

151 24, Maroussi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto for TOP Ships Inc. (the "Company"), as of and for the six months ended June 30, 2021.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333- 234281) that was filed with the SEC and became effective on November 4, 2019.

Exhibit 101 - The following materials from this Report on Form 6-K are formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months ended June 30, 2021 and 2020, (ii) Unaudited Condensed Consolidated Statements of Comprehensive Loss for the Three and Six Months ended June 30, 2021 and 2020, (iii) Unaudited Condensed Consolidated Statements of Financial Position as at June 30, 2021 and December 31, 2020, (iv) Unaudited Condensed Consolidated Statements of Changes in Equity for the Six Months ended June 30, 2021 and 2020, (v) Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2021 and 2020 and (vi) Notes to the Unaudited Condensed Consolidated Financial Statements.

Exhibit 104 - Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," “continue,” “possible,” “likely,” "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

●

our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

●	our future operating and financial results;
●	our future vessel acquisitions, our business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;
●	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
●	oil and chemical tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
●

our ability to take delivery of, integrate into our fleet, and employ any newbuildings we have ordered or may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

●	the aging of our vessels and resultant increases in operation and dry-docking costs;
●	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;
●	significant changes in vessel performance, including increased vessel breakdowns;
●	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
●	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;
●	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;
●	our ability to maintain the listing of our common shares on Nasdaq or another trading market;
●	our ability to comply with additional costs and risks related to our environmental, social and governance policies;
●	potential liability from litigation, including purported class-action litigation;
●	changes in general economic and business conditions;
●

general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or major disease outbreaks such as the recent worldwide coronavirus outbreak;

●	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;
●	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;

●	potential liability from future litigation and potential costs due to our vessel operations, including due to discharge of pollutants, any environmental damage and vessel collisions;
●

the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus (“COVID-19”) and its impact on the demand for commercial seaborne transportation and the condition of the financial markets; and

●	other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Any forward-looking statements contained herein are made only as of the date of this report, and except to the extent required by applicable law or regulation We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: September 9, 2021	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2020 and 2021, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information please see our annual report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission, or the Commission, on April 23, 2021.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our Annual Report on Form 20-F filed with the Commission, on April 23, 2021.

Overview

We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2021, our fleet consisted of four 50,000 dwt product/chemical tankers, the M/T Nord Valiant (classified as held for sale as of June 30, 2021), M/T Eco Marina Del Ray, M/T Eco Los Angeles and M/T Eco City of Angels and four 159,000 dwt Suezmax tankers, the M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Eco West Coast and M/T Eco Malibu. We also own 50% interests in two 50,000 dwt product/chemical tankers, M/T Eco Yosemite Park and M/T Eco Joshua Park. Finally, we also have newbuilding contracts for a scrubber-fitted 157,000 dwt Suezmax tanker (M/T Eco Oceano Ca) and two 300,000 dwt tankers, the VLCC Julius Caesar and the VLCC Legio X Equestris.

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our financial results may be adversely affected by the ongoing outbreak of COVID-19, and the related governmental responses thereto.

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for tanker and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for tanker and other shipping sectors, including, among other things:

●	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
●	decreases in the market value of tanker vessels and limited second-hand market for the sale of vessels;
●	limited financing for vessels;
●	loan covenant defaults; and
●	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us or our Fleet Manager, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020 and up to the date of this report, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment as well as related logistical complications associated with supplying our vessels with spares or other supplies. In 2020 and up to the six months ended June 30, 2021, the above-mentioned factors led to an increases in off-hire days and a slight increase in operating expenses and may continue to do so.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a more difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry, have contributed to lower rates in the tanker industry during 2020 and up to the date of this report.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

While it is still too early to fully assess the overall impact that COVID-19 will have on our financial condition and operations and on the tanker industry in general, we assess that the tanker charter rates have been reduced significantly as a result of COVID-19 and that the tanker industry in general and our Company specifically are likely to continue to be exposed to volatility in the near term.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

Non-US GAAP Measures

This report describes Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-US GAAP” measure). We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, other operating loss, operating lease expenses, vessel impairments, gains on sale of vessels and gains/losses on derivative financial instruments.

Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, other operating losses, operating lease expenses, gains on sale of vessels and vessel impairments, and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods and other items that the Company believes are not indicative of the ongoing performance of its core operations.

This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2020	2021

Net (Loss) / Income	(2,868)	1,682

Add: Operating lease expenses	-	5,378
Add: Vessel depreciation	7,172	3,339
Add: Impairment on vessels	-	1,160
Add: Interest and finance costs	10,551	2,837
Add: Loss / (Gain) on financial instruments	849	(66)
Add: Other operating loss	4,050	-
Less: Gain on sale of vessels	(5,291)	-
Less: Interest income	(29)	-
Adjusted EBITDA	14,434	14,330

A.            Operating Results

For additional information please see our annual report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission, or the Commission, on April 23, 2021, "Item 5. Operating and Financial Review and Prospects".

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

The following table depicts changes in the results of operations for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

	Six Month Period Ended June 30,		Change
	2020	2021	June 30, 2020 vs June 30, 2021
	($ in thousands)		$	%
Revenues	32,594	25,310	(7,284)	-22%
Voyage expenses	1,209	608	(601)	-50%
Operating lease expenses	-	5,378	5,378	100%
Other vessel operating expenses	11,218	7,919	(3,299)	-29%
Vessel depreciation	7,172	3,339	(3,833)	-53%
Management fees-related parties	4,573	1,661	(2,912)	-64%
Dry-docking costs	356	26	(330)	-93%
General and administrative expenses	972	963	(9)	-1%
Gain on sale of vessels	(5,291)	-	5,291	-100%
Other operating loss	4,050	-	(4,050)	-100%
Impairment on vessels	-	1,160	1,160	100%
Operating income	8,335	4,256	(4,079)	-49%
Interest and finance costs	(10,551)	(2,837)	7,714	-73%
(Loss)/Gain on financial instruments	(849)	66	915	-108%
Interest Income	29	-	(29)	-100%
Equity gains in unconsolidated joint ventures	168	197	29	17%
Total other expenses, net	(11,203)	(2,574)	8,629	-77%
Net (loss) / income	(2,868)	1,682	4,550	159%

Period in Period Comparison of Operating Results

1.	Revenues, Voyage expenses, Depreciation and Other vessel operating expenses

Revenues, Voyage expenses, Depreciation and Other vessel operating expenses decreased mainly due to the decrease in the number of vessels employed over the two comparable periods. During the six months ended June 30, 2020, we employed on average 10.4 vessels, whilst in the same period of 2021 we employed on average 6.8 vessels, which resulted in decreases in all vessel related revenues and expenses as well as vessel depreciation. The vessels that we employed in the six months ended June 30, 2020 that we still employ in the six months ended June 30, 2021 have the same TC rates in the two comparative periods.

2.	Operating lease expenses

During the six months ended June 30, 2021, Operating lease expenses increased by $5.4 million, or 100%, compared to the same period in 2020. This increase was due to the fact that the operating lease expense refers to the operating leases of M/T Eco Bel Air and M/T Eco Beverly Hills (the “Navigare Lease”) that only started in December 2020.

3.	Management fees—related parties

During the six months ended June 30, 2021, management fees to related parties decreased by $2.9 million, or 64%, compared to the same period in 2020. This decrease was mainly due to a decrease of $2.6 million relating to sale & purchase commissions as per our management agreement with Central Shipping Inc (“CSI”), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, due to the fact that in the six months ended June 30, 2021 we entered into less sale & purchase transactions compared to the same period in 2020 and due to a $0.3 million decrease in management fees relating mainly to the reduction of the number of vessels in our fleet.

4.	Vessels Impairment charge

As at April 20, 2021, the M/T Nord Valiant met the criteria to be classified as vessel held for sale according to guidance in ASC 360. Consequently, we treated the vessel as a vessel held for sale and have classified it as a current asset measured at the lower of its carrying amount and fair value less costs to sell, resulting in an impairment charge of $1.2 million.

5.	Interest and finance Costs

During the six months ended June 30, 2021, interest and finance costs decreased by $7.7 million, or 73%, compared to the same period in 2020 mainly due to a decrease of $7.5 million in interest and finance costs relating to the reduction of the number of vessels in our fleet (including also $1.2 million in acceleration of amortization of the unamortized balance of deferred financing fees of the vessels sold in the six months ended June 30, 2020 for which we prepaid their financing facilities). This decrease was also due to an increase in imputed interest capitalized in the vessels under construction in the six months ended June 30, 2021 that amounted to $0.9 million and the absence in the six months ended June 30, 2021 of interest and finance costs that amounted to $0.2 million in the period ended June 30, 2020 that related to the AT Bridge Note that we prepaid in March 2020.

This decrease was offset by an increase of $0.9 million in interest and finance costs for: a) the new vessels delivered within the six months ended June 30, 2021 (namely M/T’s Eco West Coast and Eco Malibu) and b) for the vessels that were delivered within the six months ended June 30, 2020 but were not employed for the whole first half of 2020 (namely M/T’s Eco Los Angeles and Eco City of Angels).

6.	(Loss)/Gain on derivative financial instruments

During the six months ended June 30, 2021, fair value (loss)/gain on derivative financial instruments reversed from a loss of $0.8 million in the six months ended June 30, 2020 to a gain of $0.1 million. The gains in the six months ended June 30, 2021 resulted only from $0.1 million of gains from the expiry of our Class B Warrants on May 7, 2021.

Recent Developments

On September 8, 2021 we purchased from a company affiliated with Mr. Evangelos J. Pistiolis (the “Seller”) for a consideration of $29.8 million an additional 65% ownership interest in each of Julius Caesar Inc. and Legio X Inc. (the “VLCC Companies”), each a party to shipbuilding contracts for VLCC Julius Caesar (Hull No. 3213) and VLCC Legio X Equestris (Hull No. 3214), respectively. Following this transaction (the “VLCC Transaction”), we became 100% owner of the VLCC Companies. The Seller will remain the guarantor on the shipbuilding contracts towards the shipyard and in addition the Seller shall provide a financing option to the Company by remaining responsible to the shipyard for up to 20% of the shipbuilding cost per vessel (increased from 10%, as previously agreed on January 6, 2021), at our option, to be exercised until each vessel’s delivery date.

The amount of finance will need to be repaid to the Seller within 36 months from delivery. The cost of finance shall be agreed between the parties at the time of exercise and will take into account market terms for similar duration unsecured financings. The transaction was approved by a special committee composed of independent members of our board of directors (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to this transaction from an independent financial advisor.

On September 8, 2021, we issued 2,188 Series E Shares to Family Trading, as partial settlement of $2.18 million of the consideration outstanding from the VLCC Transaction.

On September 1, 2021, we sold the M/T Nord Valiant to unaffiliated third parties for gross proceeds of $26.4 million, part of which were used to prepay in full the outstanding amount of the BoComm Leasing Facility.

On July 28, 2021, we received a commitment letter from a major international financier for $107.7 million for the financing of the newbuilding vessels Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214), i.e. $53.85 million per vessel, subject to definitive documentation. The credit facility will be repayable in 32 consecutive quarterly installments of $0.7 million commencing three months after the delivery of each vessel, plus a balloon installment of $32.3 million payable together with the last installment. The credit facility will bear interest at LIBOR plus a margin of 2.60% and will not bear any commitment fees.

B.            Liquidity and Capital Resources

Since our formation, our principal sources of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow, long-term borrowing and short-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels.  Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of June 30, 2021, we had an indebtedness of $175.1 million, which after excluding unamortized financing fees amounts to a total indebtedness of $178.2 million (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2021 – "Note  - Debt" included elsewhere in this document). As of June 30, 2021, our cash and cash equivalent balances amounted to $12.4 million, held in U.S. Dollar accounts, $4.0 million of which are classified as restricted cash.

As of September 8, 2021, following the VLCC Transaction (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2021 – "Note - Going Concern" included elsewhere in this document), we had remaining contractual commitments amounting to $217.3 million ($44.5 million payable in 2021 and $172.8 million payable in 2022) and a commitment letter for a senior secured loan facility of $107.7 million, subject to final documentation, and an option for a credit line from a company affiliated with Mr. Evangelos J. Pistiolis of $41.6 million.

We expect to finance our unfinanced contractual commitments with operational cash flow, proceeds from vessel sales, debt or equity issuances, or a combination thereof. If we are unable to arrange debt or equity financing, it is probable that we may also consider selling a vessel or a shipbuilding contract. The capital commitments noted above are non-recourse to us as the commitments are made by wholly owned subsidiaries whose performance is guaranteed by Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis. Hence in our opinion, will be able to finance our obligations in the next 12 months.

Working Capital Requirements and Sources of Capital

As of June 30, 2021, we had a working capital deficit (current assets less current liabilities) of $17.4 million.

Our operating cash flow for the remainder of 2021 is expected to increase compared to the same period in 2020, as we believe the contribution of the two Suezmax tankers we have taken delivery of in March and May 2021, respectively will more than compensate the effect of the vessels sold in 2020.

In our opinion, will be able to finance our working capital deficit in the next 12 months with cash on hand and operational cash flow (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2021 – "Note - Going Concern" included elsewhere in this document).

Cash Flow Information

Unrestricted cash and cash equivalents were $5.6 million and $8.4 million as of June 30, 2020 and 2021 respectively.

Net Cash from Operating Activities.

Net cash by operating activities increased by $9.6 million, during the six months ended June 30, 2021 to a net inflow of $9.3 million, compared to a net outflow of $0.3 million for the six months ended June 30, 2020.

Net Cash from Investing Activities.

Net cash used in investing activities in the six months ended June 30, 2021 was $90.8 million, consisting of $98.3 million of cash paid for advances for vessels under construction and $4.6 million of cash paid for Investments in affiliates, offset by $10.0 million net proceeds from sale / exchange of vessels and $2.1 million of return of investments in unconsolidated joint ventures.

Net Cash from Financing Activities.

Net cash provided by financing activities in the six months ended June 30, 2021 was $70.6 million, consisting of $74.8 million of proceeds from long term debt, offset by $3.4 million of scheduled debt repayments and $0.8 million payments of financing costs.

TOP SHIPS INC.

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND JUNE 30, 2021

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2020	2021
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	19,328	8,393
Trade accounts receivable	-	57
Prepayments and other	904	653
Inventories	514	671
Vessels held for sale (Note 4c)	24,340	25,887
Total current assets	45,086	35,661

FIXED ASSETS:

Advances for vessels under construction (Note 4a)	31,654	3,200
Vessels, net (Note 4b)	136,292	232,552
Right of use assets from operating leases (Note 6)	45,222	41,280
Other fixed assets, net	548	539
Total fixed assets	213,716	277,571

OTHER NON CURRENT ASSETS:

Restricted cash (Note 7)	4,000	4,000
Investments in unconsolidated joint ventures	28,230	25,426
Investments in affiliates (Note 1)	-	8,425
Deposit asset	2,000	2,000
Total other non-current assets	34,230	39,851

Total assets	293,032	353,083

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7)	5,324	10,061
Debt related to vessels held for sale (Note 7)	-	19,314
Due to related parties (Note 5)	5,159	6,189
Accounts payable	2,544	2,535
Accrued liabilities	959	1,382
Unearned revenue	2,074	3,976
Current portion of derivative financial instruments (Note 11)	66	-
Current portion of Operating lease liabilities (Note 6)	9,288	9,601
Total current liabilities	25,414	53,058

NON-CURRENT LIABILITIES:

Non-current portion of long term debt (Note 7)	99,295	145,711
Non-current portion of Operating lease liabilities (Note 6)	33,805	28,864
Other non-current liabilities	300	275
Total non-current liabilities	133,400	174,850

COMMITMENTS AND CONTINGENCIES (Note 8)

Total liabilities	158,814	227,908

MEZZANINE EQUITY:
Preferred stock; 11,264 Series E Shares issued and outstanding at December 31, 2020 and June 30, 2021 with $0.01 par value (Note 12)	13,517	13,517
Total mezzanine equity	13,517	13,517

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2020 and June 30, 2021	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 39,831,972 shares issued and outstanding at December 31, 2020 and June 30, 2021	398	398
Additional paid-in capital	465,672	454,947
Accumulated deficit	(345,370)	(343,688)
Total stockholders’ equity	120,701	111,658

Total liabilities, mezzanine equity and stockholders’ equity	293,032	353,083

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,	June 30,
	2020	2021
REVENUES:

Time charter revenues	$32,594	$25,310
Total revenues	32,594	25,310

EXPENSES:

Voyage expenses	1,209	608
Operating lease expenses	-	5,378
Other vessel operating expenses	11,218	7,919
Vessel depreciation	7,172	3,339
Management fees-related parties (Note 5)	4,573	1,661
Dry-docking costs	356	26
Gain on sale of vessels	(5,291)	-
Other operating loss	4,050	-
Impairment on vessels (Note 4c)	-	1,160
General and administrative expenses	972	963

Operating income	8,335	4,256

OTHER INCOME (EXPENSES):

Interest and finance costs	(10,551)	(2,837)
(Loss)/ gain on derivative financial instruments	(849)	66
Equity gains in unconsolidated joint ventures	168	197
Interest income	29	-

Total other expenses, net	(11,203)	(2,574)

Net (loss) / income and comprehensive (loss) / income	(2,868)	1,682

Less: Deemed dividend for beneficial conversion feature of Series E Shares	(1,067)	-
Less: Deemed dividend equivalents on Series E Shares related to redemption value	(3,099)	-
Less: Dividends of Series E Shares (Note 5)	(932)	(915)

Net (loss) / income and comprehensive (loss) / income attributable to common shareholders	(7,966)	767

(Loss) / Earnings per common share, basic and diluted (Note 10)	(1.09)	0.02

Weighted average common shares outstanding, basic and diluted	7,302,633	39,831,972

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Mezzanine Equity		Stockholder’s Equity
			Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	Additional Paid–in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total stockholders’ equity
BALANCE, December 31, 2019	15,724	18,083	100,000	1	347,813	3	411,583	(322,552)	(1,361)	87,674
Net loss								(2,868)		(2,868)
Stock-based compensation							(17)			(17)
Issuance of common stock pursuant to equity offerings					33,071,356	331	105,996			106,327
Cashless exercises of Class A Warrants					67,200	1	(1)			-
Issuance of Series E Shares	14,350	14,350					-			-
Deemed dividend equivalents on Series E Shares related to redemption value		3,099					(3,099)			(3,099)
Redemptions of Series E Shares	(21,364)	(24,569)					-			-
Reversal of costs related to equity offerings							235			235
Excess of consideration over carrying value of acquired assets							(62,000)			(62,000)
Dividends of Series E shares	2,554	2,554					(932)			(932)
Beneficial conversion feature related to the issuance of Series E Shares		(1,067)					1,067			1,067
Deemed dividend related to beneficial conversion feature of Series E Shares		1,067					(1,067)			(1,067)
Other comprehensive loss									1,361	1,361
BALANCE, June 30, 2020	11,264	13,517	100,000	1	33,486,369	335	451,765	(325,420)	-	126,681

	Mezzanine Equity		Stockholder’s Equity
			Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	Additional Paid–in Capital	Accumulated Deficit	Total stockholders’ equity
BALANCE, December 31, 2020	11,264	13,517	100,000	1	39,831,972	398	465,672	(345,370)	120,701
Net Income								1,682	1,682
Stock-based compensation							(17)		(17)
Dividends of Series E shares (Note 5)							(915)		(915)
Excess of consideration over carrying value of exchanged assets (Note 1)							(9,793)		(9,793)
BALANCE, June 30, 2021	11,264	13,517	100,000	1	39,831,972	398	454,947	(343,688)	111,658

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2020	2021
Net Cash (used in) / provided by Operating Activities	(278)	9,347

Cash Flows from Investing Activities:
Advances for vessels under construction	(90,927)	(98,257)
Net proceeds from sale / exchange of vessels (Note 1)	109,624	10,000
Net proceeds from the sale of Investments in unconsolidated joint ventures (2017 Joint Venture)	19,555	-
Investments in unconsolidated joint ventures (2020 Joint Venture)	(27,000)	-
Investments in affiliates	-	(4,599)
Returns of investments in unconsolidated joint ventures (2020 Joint Venture)	-	2,026
Net fixed assets sales	35	-
Net Cash provided by / (used in) Investing Activities	11,287	(90,830)

Cash Flows from Financing Activities:
Proceeds from debt (Note 7)	60,200	74,800
Principal payments of debt (Note 7)	(9,484)	(3,418)
Prepayment of debt	(81,738)	-
Consideration paid in excess of purchase price over book value of vessels	(60,850)	-
Proceeds from equity offerings	113,795	-
Equity offerings costs	(7,489)	-
Redemptions of Series E Shares	(24,569)	-
Derivative financial instruments termination payments	(1,379)	-
Payment of financing costs	(1,155)	(834)
Net Cash (used in) / provided by Financing Activities	(12,669)	70,548

Net decrease in cash and cash equivalents and restricted cash	(1,660)	(10,935)

Cash and cash equivalents and restricted cash at beginning of year	13,271	23,328

Cash and cash equivalents and restricted cash at end of the period	11,611	12,393

Cash breakdown
Cash and cash equivalents	5,611	8,393
Restricted cash, non-current	6,000	4,000

SUPPLEMENTAL CASH FLOW INFORMATION
Capital expenditures included in Accounts payable/ Accrued liabilities/ Due to related parties	21	333
Capitalized fees relating to Investments in unconsolidated Joint Ventures / Affiliates included in Due to Related Parties	453	702
Beneficial conversion feature of Series E Shares	1,067	-
Interest paid net of capitalized interest	9,794	3,588
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	558	184
Dividends of Series E Shares included in Due to Related Parties (Note 5)	-	1,779
Offering expenses included in liabilities	364	-
Settlement of Excess consideration over acquired assets and capital expenditures with issuances of Series E Shares	14,350	-
Settlement of Dividends with issuances of Series E Shares	2,554	-
Reversal of equity offering costs not payable	(235)	-
Unpaid Excess of consideration over carrying value of acquired assets included in Due to Related Parties	1,150	-
Deemed dividend equivalents on Series E Shares related to redemption value	2,253	-
Carrying value of net assets of companies acquired	-	3,131
Settlement of related party payables	-	1,150

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and bulk liquid chemicals transportation services.

As of June 30, 2021, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these unaudited interim condensed consolidated financial statements as well as intermediary companies that are 100% subsidiaries of the Company that own shipowning companies.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

	Wholly owned Shipowning Companies (“SPC”) with vessels in operation during period ended June 30, 2021	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant	August 2016
2	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
3	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air	April 2019 (sold and leased back in 2020)
4	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills	May 2019 (sold and leased back in 2020)
5	Santa Catalina Inc.	December 2018	Marshall Islands	M/T Eco Los Angeles	February 2020
6	Santa Monica Marine Inc.	December 2018	Marshall Islands	M/T Eco City of Angels	February 2020
7	Roman Empire Inc.	February, 2020	Marshall Islands	Eco West Coast	March 2021
8	Athenean Empire Inc.	February, 2020	Marshall Islands	Eco Malibu	May 2021

	Wholly owned SPCs with vessels under construction during period ended June 30, 2021	Date of Incorporation	Country of Incorporation	Vessel	Scheduled delivery date
1	Eco Oceano Ca Inc.	December, 2020	Marshall Islands	Eco Oceano Ca (Hull No. 871)	February 2022

As of June 30, 2021, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	California 19 Inc.	May 2019	Marshall Islands	M/T Eco Yosemite Park	March 2020
2	California 20 Inc.	May 2019	Marshall Islands	M/T Eco Joshua Park	March 2020

As of June 30, 2021, the Company was the owner of 35% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Scheduled delivery date
1	Julius Caesar Inc.	May 2020	Marshall Islands	Julius Caesar (Hull No. 3213)	Jan 2022
2	Legio X Inc.	December 2020	Marshall Islands	Legio X Equestris (Hull No. 3214)	Feb 2022

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2021.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

On March 11, 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the pandemic, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. During the period ended June 30, 2021 we encountered certain prolonged delays embarking and disembarking crew onto our ships as a result of restrictions at ports placed by various countries due to COVID-19 resulting to an increase in off-hire days or approximately $344 reduction in revenue and a slight increase in operating expenses relating to crew.

The extent to which COVID-19 will impact the Company's future results of operations and financial condition, including possible vessel impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the additional actions to contain or treat its impact, among others the distribution of the vaccine.

On January 6, 2021 the Company sold to a related party affiliated with the Company’s Chief Executive Officer, Director and President, Mr. Evangelos J. Pistiolis (the “Buyer”) three shipowning companies that own M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) in exchange for:

●	$10,000 in cash.
●

100% ownership in a Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted Suezmax Tanker currently under construction at Hyundai Samho shipyard with expected delivery in February 2022 (M/T Eco Oceano Ca - Hull No 871). The shipowning company is party to a time charter, starting from the vessel’s delivery, with Central Tankers Chartering, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, for a firm duration of five years at a gross daily rate of $32,450, with a charterer’s option to extend for two additional years at $33,950 and $35,450.

●

35% ownership in one Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker currently under construction at Hyundai Heavy Industries shipyard with expected delivery in January 2022 (Julius Caesar - Hull No. 3213). The shipowning company is party to a time charter, starting from the vessel’s delivery, with a major oil trader, for a firm duration of three years at a gross daily rate of $36,000, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●

35% ownership in one Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker currently under construction at Hyundai Heavy Industries shipyard with expected delivery in February 2022 (Legio X Equestris - Hull No. 3214). The shipowning company is party to a time charter, starting from the vessel’s delivery, with a major oil trader, for a firm duration of three years at a gross daily rate of $35,750, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●	A settlement of $1,150 in related party payables to the Buyer.

The Buyer remains the guarantor on the shipbuilding contracts towards the shipyard and in addition, the Buyer provided the Company with an option for a credit line up to 10% of the total shipbuilding cost at market terms, to be negotiated when the option is exercised, amounting to $23,815. The transaction was approved by a special committee composed of independent members of the Company's board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to this transaction from an independent financial advisor.

The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer. The Company consolidates the 100% acquired shipowning company (M/T Eco Oceano Ca - Hull No 871) and treats the acquisition of the 35% shipowning companies (Julius Caesar - Hull No. 3213 and Legio X Equestris - Hull No. 3214) as investments in affiliates.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The amount of the consideration exchanged in excess of the historical carrying value of the net assets acquired in the six months ended June 30, 2021 amounted to $9,793 and is recognized as a reduction to the Company’s additional paid in capital is presented as Excess of consideration over the carrying value of acquired assets in the Company’s accompanying unaudited interim condensed consolidated statement of stockholders' equity.  An analysis of the consideration exchanged in excess of the historical carrying value of the net assets acquired is presented in the table below:

Carrying value of net assets of companies sold	24,074
Less: Carrying value of net assets of companies acquired	(3,131)
Less: Consideration received in cash	(10,000)
Less: Settlement of related party payables	(1,150)
Excess of consideration over acquired assets	9,793

2.	Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's annual financial statements for the fiscal year ended December 31, 2020 which have been filed with the US Securities and Exchange Commission on Form 20-F on April 23, 2021. There have been no changes to these policies in the six months ended June 30, 2021.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which are expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

3.	Going Concern:

At June 30, 2021, the Company had a working capital deficit of $17,397 and cash and cash equivalents, including restricted cash, of $12,393 and for the six months ended June 30, 2021 realized a net income of $1,682 and generated cash flow from operations of $9,347. In addition, as of June 30, 2021, the Company had remaining contractual commitments for the vessel it has contracted to acquire (M/T Eco Oceano Ca - Hull No. 871) totaling $57,143 ($51,128 of which in the first quarter of 2022) and a credit line from a company affiliated with Mr. Evangelos J. Pistiolis of $23,815 (see Note 1).

As of September 8, 13, 2021, pursuant to the purchase of the remaining 65% interest in M/T’s Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214) (the “VLCC Transaction”) (see Note 13), the Company had remaining total contractual commitments amounting to $217,293 (please see table below) and a commitment letter for a senior secured loan facility of $107,709 and an option for a credit line from a company affiliated with Mr. Evangelos J. Pistiolis of $41,615 (see Note 13). The Company expects to finance its unfinanced capital commitments with cash on hand, operational cash flow, proceeds from vessel sales, debt or equity issuances, or a combination thereof.

Period	Contractual Commitments
July 1st to December 31, 2021	44,500
January 1st to March 31st 2022	172,793
Total	217,293

In addition, the capital commitments noted above are non-recourse to the Company as the commitments are made by wholly owned subsidiaries whose performance is guaranteed by Central Mare Inc, a related party affiliated with the family of Mr. Evangelos J. Pistiolis. $6,015 of the amount payable in the last six months of 2021 (as this has been adjusted to include commitments arising from the VLCC Transaction) has been settled as of the date of issuance of these unaudited interim condensed consolidated financial statements. If the Company is unable to arrange debt or equity financing for its newbuilding vessels, it is probable that the Company may also consider selling a newbuilding contract. Therefore, the Company believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.a	Advances for vessels under construction:

Advances for vessels under construction comprise:

Advances for vessels under construction
Balance, December 31, 2020	31,654
— Advances paid	95,841
— Capitalized expenses	2,351
— Transferred to Vessels, net	(126,646)
Balance, June 30, 2021	3,200

On January 6, 2021 the Company sold, as part of an exchange, the newbuilding vessels, M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) to a related party affiliated with Mr. Evangelos J. Pistiolis (see Note 1).

On March 26 and May 11, 2021 the Company took delivery of M/T Eco West Coast and M/T Eco Malibu respectively from Hyundai Heavy Industries Shipyard and hence advances paid and capitalized expenses relating to these vessels were transferred from Advances for vessels under construction to Vessels, net.

4.b	Vessels, net:

The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	146,345	(10,053)	136,292
— Transferred from advances for vessels under construction	126,646	-	126,646
— Impairment	(6,644)	5,484	(1,160)
— Transferred to Vessels held for sale	(25,887)	-	(25,887)
— Depreciation	-	(3,339)	(3,339)
Balance, June 30, 2021	240,460	(7,908)	232,552

The Company's vessel’s titles have been transferred to their respective financing banks under each respective vessel’s sale and leaseback agreement as a security, in the case of vessels sold and leased back and in the case of vessels financed via bank loans the respective vessels have been mortgaged as security under each loan facility.

4.c	Vessels held for sale:

On April 20, 2021 the Company entered into an agreement to sell the M/T Nord Valiant to an unaffiliated party, as this was the only vessel of the fleet that did not have scrubbers fitted. Consequently the Company has treated the vessel as a Vessel held for sale and has classified it as a current asset measured at the lower of the carrying amount and fair value less costs to sell, as determined by the Memorandum of Agreement of the sale. The related loan was also classified as short term in a separate balance sheet line from the other non-current portion of debt. The Company has recognized an impairment charge of $1,160 to reduce the vessel’s carrying value to its fair value less costs to sell in the accompanying unaudited interim condensed consolidated statements of comprehensive (loss) / income. As of June 30, 2021 the M/T Nord Valiant’s new deemed cost and carrying amount after the impairment charge is $25,887. The vessel was sold on September 1, 2021 to an unrelated third party for gross proceeds of $26,350.

5.	Transactions with Related Parties:

(a)

Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, pursuant to which Central Mare provides the Company with its executive officers and other administrative employees (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Chief Operating Officer).

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The fees charged by Central Mare for the six months ended June 30, 2020 and 2021 are as follows:

	Six Months Ended June 30,
	2020	2021	Presented in:
Executive officers and other personnel expenses	180	180	General and administrative expenses - Statements of comprehensive (loss) / income
Amortization of awarded shares	(17)	(17)	Management fees - related parties - Statements of comprehensive (loss) / income
Total	163	163

(b)

Central Shipping Inc (“CSI”) – Letter Agreement and Management Agreements: On January 1, 2019, the Company entered into a letter agreement with CSI, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, which detailed the services and fees for the management of the Company’s fleet.

The fees charged by and expenses relating to CSI for the six months ended June 30, 2020 and 2021 are as follows:

	Six Months Ended June 30,
	2020	2021	Presented in:
Management fees	31	99	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
	1,063	705	Management fees - related parties -Statements of comprehensive (loss) / income
Supervision services fees	22	27	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
Superintendent fees	49	13	Vessel operating expenses -Statements of comprehensive (loss) / income
	73	178	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
Accounting and reporting cost	150	180	Management fees - related parties -Statements of comprehensive (loss) / income
Commission for sale and purchase of vessels	3,377	793	Management fees - related parties -Statements of comprehensive (loss) / income
	1,123	-	Gain from vessel sales -Statements of comprehensive (loss) / income
	453	702	Capitalized in Investments in unconsolidated joint ventures (in 2020) and in Investments in affiliates (in 2021) –Balance sheet
Commission on charter hire agreements	413	316	Voyage expenses - Statements of comprehensive (loss) / income
Financing fees	-	150	Net in Current and Non-current portions of long-term debt – Balance sheet
Total	6,754	3,163

For the six months ended June 30, 2020 and 2021, CSI charged the Company newbuilding supervision related pass-through costs amounting to $350 and $428 respectively, which are not included in the table above and are presented in Vessels, net / Advances for vessels under construction in the Company’s accompanying unaudited interim condensed consolidated balance sheets.

(c)	Vessel Acquisitions from affiliated entities: Please see Notes 1 and 13.

(d)

Dividends of Series E Shares to Family Trading Inc (“Family Trading”): On June 30, 2021, the Company declared a dividend of $915 for the period January 1, 2021 through June 30, 2021. As of December 31, 2020 and June 30, 2021 dividends due to Family Trading were $864 and $1,779 respectively and are presented in Due to related parties, on the accompanying unaudited interim condensed consolidated balance sheets.

6.	Leases

Future minimum operating lease payments:

The Company's future minimum operating lease payments required to be made after June 30, 2021, relating to the bareboat chartered-in vessels M/T Eco Bel Air and M/T Eco Beverly Hills are as follows:

Year ending December 31,	Bareboat charter lease payments
2021 (remainder)	6,097
2022	12,084
2023	10,220
2024	10,038
2025	6,777
Total	45,216
Less imputed interest	(6,751)
Total Lease Liability	38,465

Presented as follows:
Short-term lease liability	9,601
Long-term lease liability	28,864

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The weighted average remaining lease term on our chartered-in contracts greater than 12 months is 53.2 months. The bareboat chartered -in vessels generated revenue for the six months ended June 30, 2021 amounting to $8,871. The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 6.72% (same as the weighted average discount rate), which was the Company’s estimated incremental borrowing rate, at the inception of the lease, that reflects the interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and similar economic environment. The cash paid for operating leases with original terms greater than 12 months was $6,064 for the six months ended June 30, 2021.

Lease arrangements, under which the Company acts as the lessor

Charter agreements:

As of June 30, 2021, the Company operated two vessels (M/T Eco Bel Air and M/T Eco Beverly Hills) under time charters with BP Shipping Limited, one vessel (M/T Nord Valiant) under a time charter with Dampskibsselskabet Norden A/S, one vessel (M/T Marina Del Ray) under a time charter with Cargill International SA, two vessels (M/T Eco West Coast and M/T Eco Malibu) with Clearlake Shipping Pte Ltd and two vessels (M/T Eco Los Angeles and M/T Eco City of Angels) under time charters with Trafigura Maritime Logistics Pte Ltd.

Furthermore, the Company has entered into a time charter party for its newbuilding vessel M/T Eco Oceano Ca (Hull No 871) with Central Tankers Chartering Inc, a company affiliated with Mr. Evangelos J. Pistiolis (see Note 1).

Future minimum time-charter receipts of the Company’s vessels in operation as of June 30, 2021, based on commitments relating to non-cancellable time charter contracts, are as follows (excluding vessel held for sale):

Year ending December 31,	Time Charter receipts
2021 (remaining)	30,728
2022	48,830
2023	32,029
2024	8,851
Total	120,438

Future minimum time-charter receipts of the Company’s vessel under construction as of June 30, 2021, are as follows (based on estimated delivery dates):

Year ending December 31,	Time Charter receipts
2022	9,962
2023	11,844
2024	11,877
2025	11,844
2026	11,844
2027	1,915
Total	59,286

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the drydocking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

7.	Debt:

Details of the Company’s credit facilities are discussed in Note 8 of the Company’s annual financial statements for the year ended December 31, 2020 and changes in the six months ended June 30, 2021 are discussed below.

Bank / Vessel(s)	December 31,	June 30,
	2020	2021
Total long term debt:
ABN Bank Facility (M/T Eco West Coast)	-	36,185
Alpha Bank Facility (M/T Eco Malibu)	-	38,000
BoComm Leasing Facility (M/T Nord Valiant)	20,227	-
Cargill Facility (M/T Eco Marina Del Ray)	29,116	28,174
AVIC Facility (M/T Eco Los Angeles and M/T Eco City of Angels)	57,656	56,199
Total long term debt	106,999	158,558
Less: Deferred finance fees	(2,380)	(2,786)
Total long term debt net of deferred finance fees	104,619	155,772

Presented:
Current portion of long term debt	5,324	10,061
Long term debt	99,295	145,711

Debt related to Vessels held for sale:
BoComm Leasing Facility (M/T Nord Valiant)	-	19,653
Less: Deferred finance fees	-	(339)
Debt related to Vessels held for sale net of deferred finance fees	-	19,314

Total Debt net of deferred finance fees	104,619	175,086

As of June 30, 2021 the applicable one-month LIBOR was 0.096%.

As of June 30, 2021, the Company was in compliance with all debt covenants with respect to its credit facilities. The fair value of debt outstanding on June 30, 2021 amounted to $173,617 when valuing the Cargill, BoComm and AVIC Sale and Leasebacks on the basis of the Commercial Interest Reference Rates (“CIRR”s) as applicable on June 30, 2021, which is considered to be a Level 2 item in accordance with the fair value hierarchy.

ABN Facility

On March 18, 2021, the Company entered into a credit facility with ABN Amro for $36,800 for the financing of the vessel M/T Eco West Coast (Hull No 865). This facility was drawn down in full. The credit facility is repayable in 24 consecutive quarterly installments of $615 commencing in June 2021, plus a balloon installment of $22,040 payable together with the last installment.

The facility contains various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% (iii) minimum free liquidity of $500 per delivered vessel owned/operated by the Company and (iv) market adjusted total assets of the Company minus total liabilities to be at least $60,000. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company). It also restricts the shipowning company from paying dividends if such a payment will result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•	First priority mortgage over M/T Eco West Coast;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of the Company;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

The facility bears interest at LIBOR plus a margin of 2.50%.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Alpha Bank Facility

On May 6, 2021, the Company entered into a credit facility with Alpha Bank for $38,000 for the financing of the vessel M/T Eco Malibu (Hull No 866). This facility was drawn down in full. The credit facility is repayable in 12 consecutive quarterly installments of $750 and 12 consecutive quarterly installments of $625, commencing three months from draw down, and a balloon payment of $21,500 payable together with the last installment.

The facility contains various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and minimum free liquidity of $500 per delivered vessel owned/operated by the Company. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company). It also restricts the shipowning company from paying dividends if such a payment will result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•	First priority mortgage over M/T Eco Malibu;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of the Company;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

The facility bears interest at LIBOR plus a margin of 3.00%.

8.	Commitments and Contingencies:

Legal proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

On August 1, 2017, the Company received a subpoena from the U.S. Securities and Exchange Commission (“SEC”) requesting certain documents and information in connection with offerings made by the Company between February 2017 and August 2017. The Company provided the requested information to the SEC in response to that subpoena. On September 26, 2018 and on October 5, 2018 the Company received two additional subpoenas from the SEC requesting certain documents and information in connection with the previous subpoena the Company received on August 1, 2017. The Company provided the requested information to the SEC in response to these subpoenas. The SEC investigation is ongoing and the Company continues to cooperate with the SEC in its investigation. The Company’s last communication with the SEC was in February 2019. The Company is unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation or what impact, if any, the cost of responding to the SEC's investigation or its ultimate outcome might have on the Company's financial position, results of operations or liquidity. Hence the Company has not established any provision for losses relating to this matter.

Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

Capital Expenditures under the Company’s Newbuilding program:

On January 6, 2021 the Company entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis that led to the purchase of a number of vessels and newbuilding contracts (please see Note 1). As a result of these transactions, the Company has remaining contractual commitments for the acquisition of its fleet that are non-recourse to the Company as they are guaranteed by Central Mare Inc, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, totaling $57,143 that refer to shipyard installments under the newbuilding agreement for Eco Oceano Ca (Hull No. 871). Of these contractual commitments, $6,016 is payable in the last six months of 2021 and $51,127 in 2022.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

As of September 8, 2021, pursuant to the VLCC Transaction, the Company had remaining contractual commitments for the acquisition of its fleet that are non-recourse to the Company as they are guaranteed by Central Mare Inc, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, amounting to $217,293 ($44,500 payable in the last six months of 2021 and $172,793 payable in 2022). These contractual commitments include $51,127 pursuant to the newbuilding agreement of Eco Oceano Ca (Hull No. 871) and another $80,858 and $85,308 pursuant to newbuilding agreements of M/T’s Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214) respectively.

Environmental Liabilities:

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

9.	Common Stock, Additional Paid-In Capital and Dividends:

A discussion of the Company's common stock, additional paid-in capital and dividends can be found in the Company's annual financial statements for the fiscal year ended December 31, 2020 which have been filed with the Securities and Exchange Commission on Form 20-F on April 23, 2021.

Dividends: No dividends were paid to common stock holders in the six months ended June 30, 2020 and 2021.

10.	Loss / (Gain) Per Common Share:

All shares issued are included in the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

For purposes of calculating diluted earnings per share for the six months ended June 30, 2021, the denominator of the diluted earnings per share calculation includes the potential dilution that could occur if Series E Shares were converted, using the if-converted method weighted for the period the Series E Shares were outstanding and the numerator is adjusted to add back the dividends of the Series E Shares for the respective period.

The components of the calculation of basic and diluted (loss) / earnings per share for the six months ended June 30, 2020 and 2021 are as follows:

	Six months ended June 30,
	2020	2021
(Loss) / Net Income	(2,868)	1,682
Less: Deemed dividend for beneficial conversion feature of Series E Shares	(1,067)	-
Less: Deemed dividend equivalents on Series E Shares related to redemption value	(3,099)	-
Less: Dividend of Series E Shares	(932)	(915)
(Loss) / gain attributable to common shareholders	(7,966)	767

(Loss) / Earnings per share:
Weighted average common shares outstanding, basic	7,302,633	39,831,972

(Loss) / Earnings per share, basic and diluted	(1.09)	0.02

For the period ended June 30, 2020 and 2021 no dilutive shares were included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Particularly for the period ended June 30, 2021 conversion was not assumed since the amount of the Series E Shares dividend declared for the period per common share exceeded basic earnings per share.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive even though the exercise or conversion price could be less than the average market price of the common shares.

	Six months ended June 30,
	2020	2021
Class B Warrants	480,000	-
Series E Shares	811,855	11,982,979
Potentially dilutive securities	1,291,855	11,982,979

The Company used the treasury stock method to calculate the dilutive shares relating to a potential exercise of Class B Warrants and the if-converted method to calculate the dilutive shares relating to a potential conversion of Series E Shares weighted for the period the Series E Shares were outstanding. Pursuant to a standstill agreement (the “Standstill Agreement”), dated August 20, 2020, Family Trading agreed not to convert any of its Series E Shares into the Company’s common shares until August 20, 2021, other than in connection with a change of control of the Company. Presentation of dilutive shares excluded from the diluted per share calculation for the six months ended June 30, 2021 is for informational purposes only.

11.	Fair value of Financial Instruments and derivative instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, deposit assets, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of long term loans, accounts payable due to suppliers, amounts due to related parties and accrued liabilities.

a)

Interest rate risk: The Company is subject to market risks relating to changes in interest rates of debt outstanding under the ABN and Alpha Bank facilities on which it pays interest based on one-month LIBOR plus a margin. As of June 30, 2021 the Company has not entered into any rate swap agreements, however in order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company might do so in the future.

b)

Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c)	Fair value:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of its liquid assets.

The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end (see Note 7). The Company believes the terms of its loans are similar to those that could be procured as of June 30, 2021. The fair value of the long term debt is determined using observable market-based inputs hence it is considered Level 2 per the value hierarchy.

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

Derivative Financial Instruments not designated as hedging instruments – Class B Warrants:

On May 7, 2021 the Company’s 4,200,000 outstanding Class B Warrants that entitled their owners to purchase 168,000 of the Company’s common shares expired. No Class B Warrants were exercised in the six months ended June 30, 2021.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Non-recurring fair value measurements

		Fair Value Measurement at Reporting Date
	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
As of June 30, 2021
Vessels held for sale	25,887	-	25,887	-

During the six months ended June 30, 2021, in accordance with the provisions of relevant guidance, a vessel held for sale with a carrying amount of $27,047 was written down to its fair value of $25,887, resulting in an impairment charge of $1,160, which is included in the accompanying unaudited interim condensed consolidated statements of comprehensive (loss) / income for the six months ended June 30, 2021. The fair value of the impaired vessel was determined based on a market approach, which was determined using the purchase consideration in the related sale agreement. As a result, the Company has classified this long-lived asset held for sale as Level 2.

The following table sets forth a summary of changes in fair value of the Company’s level 3 fair value measurements for the six months ended June 30, 2021:

Closing balance – December 31, 2020	66
Change in fair value of warrants due to expiry, included in the unaudited interim condensed consolidated statements of comprehensive (loss) / income	(66)
Closing balance – June 30, 2021	-

12.	Mezzanine Equity

During the six months ended June 30, 2021, the Company did not issue nor redeem any Series E Shares.

As of June 30, 2021, upon conversion at the Series E Shares Conversion Price ($1.30) of 11,264 Series E Shares outstanding, subject to the Standstill Agreement, Family Trading Inc. would have received 8,664,615 common shares.

The Company presents the carrying value of the Series E Shares at their maximum redemption amount ($13,517).

13.	Subsequent Events

On September 8, 2021 the Company purchased from a company affiliated with Mr. Evangelos J. Pistiolis (the “Seller”) for a consideration of $29,750 an additional 65% ownership interest in Julius Caesar Inc. and Legio X Inc. (the “VLCC Companies”). Following this transaction, the Company is the 100% owner of the VLCC Companies (see Notes 3 and 8 for related capital commitments assumed). The Seller will remain the guarantor on the shipbuilding contracts towards the shipyard and in addition the Seller shall provide a financing option to the Company by remaining responsible to the shipyard for up to 20% of the shipbuilding cost per vessel (increased from 10%, as previously agreed on January 6, 2021, see Note 1), at the option of the Company, to be exercised until each vessel’s delivery date.

The amount of finance will need to be repaid to the Seller within 36 months from delivery. The cost of finance shall be agreed between the parties at the time of exercise and will take into account market terms for similar duration unsecured financings. The transaction was approved by a special committee composed of independent members of the Company's board of directors (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to this transaction from an independent financial advisor.

On September 8, 2021, the Company issued 2,188 Series E Shares to Family Trading, as partial settlement of $2,188 of the consideration outstanding from the VLCC Transaction.

On September 1, 2021, the Company sold the M/T Nord Valiant to unaffiliated third parties for gross proceeds of $26,350, part of which were used to prepay in full the outstanding amount of the BoComm Leasing Facility.

On July 28, 2021, the Company received a commitment letter from a major international financier for $107,709 ($53,854 per vessel) for the financing of the newbuilding vessels Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214), subject to definitive documentation. The credit facility will be repayable in 32 consecutive quarterly installments of $673 commencing three months after the delivery of each vessel, plus a balloon installment of $32,313 payable together with the last installment. The credit facility will bear interest at LIBOR plus a margin of 2.60% and will not bear any commitment fees.